Ms. Cicely D. Luckey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549
Mail Stop 4561

RE:	Responses to comments received from the Staff of the Commission with respect to AmREIT’s Form 10-K for Fiscal Year Ended December 31, 2004 and Form 10-Q for Fiscal Quarter Ended March 31, 2005, File No. 1-31397
Dear Ms. Luckey:
     This letter sets forth the response of AmREIT to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated August 17, 2005 (the “Comment Letter”) with respect to the above-referenced filings on Forms 10-K and 10-Q.
     We have set forth below, in boldface type, the text of each comment in the Comment Letter (numbered in accordance therewith) followed by our responses thereto.
1.	Reference is made to your presentation of adjusted funds from operations. Advise us how you have complied with the disclosure requirements under Item 10(e). In addition, tell us how you considered the guidance in Questions 7, 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures when determining the appropriateness of excluding impairment charges and deferred merger costs from Adjusted FFO.
We have presented funds from operations (FFO) in accordance with the National Association of Real Estate Investment Trust’s definition. We present FFO in a columnar format. We also present adjusted funds from operations along with footnote disclosure which narratively reconciles FFO to adjusted funds from operations. We believe that adjusted funds from operations is a useful measure in that it eliminates certain charges included in FFO that are not reasonably likely to recur based on our operating history. Following is a summary of the disclosure requirements under Item 10(e)(1) with our response as to how we have met such criteria:

Summary of Item 10(e)(1) Requirement	AmREIT Response

(i) The registrant must include:

(A) A presentation of the most directly comparable GAAP financial measure	As discussed on pages 25-26 of our Annual Report, net income is the most directly comparable GAAP measure, and the two components of net income (Income (loss) before discontinued operations and income (loss) from discontinued operations) are prominently displayed as the first two line items in the reconciliation to FFO on page 26.

(B) A quantitative reconciliation of the non-GAAP measure to the most comparable GAAP financial measure	The reconciliation of net income to FFO is included on page 26 of our Annual Report. Adjusted funds from operations included in Selected Financial Data on page 16 can be calculated as FFO (as disclosed on the line above adjusted funds from operations), adjusted for the two items enumerated in Note 2 to the table.

(C) A statement as to the usefulness of the non-GAAP measure to the investor	Included in Note 1 to the Selected Financial Data table and on page 25 of our Annual Report.

(D) A statement as to any additional purposes that the non-GAAP measure serves for management	Not applicable.

(ii) A registrant must not:

(A) Exclude charges or liabilities that required, or will require, cash settlement	We have not excluded any such charges or liabilities.

(B) Adjust a non-GAAP measure to eliminate or smooth items identified as non-recurring, unusual or infrequent, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years
We have not eliminated or smoothed items that meet this criteria — see further discussion below in response to how we considered the guidance in Questions 7, 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures in determining the appropriateness of excluding impairment charges and deferred merger costs from adjusted funds from operations.

(C) Present non-GAAP measures on the financial statements or in the notes thereto	We have not presented any such measures in the financial statements or notes thereto.

Summary of Item 10(e)(1) Requirement	AmREIT Response

(D) Present non-GAAP measures on the face of any pro forma financial information	We have not presented any such measures on the face of any pro forma financial information.

(E) Use titles or descriptions of the non- GAAP measure that are the same as or confusingly similar to the GAAP measures	We have not used titles or descriptions of the non-GAAP measures that are the same as or confusingly similar to the GAAP measures.

(iii) If not a 10-K filing. . .	Not applicable as this is our 10-K filing.

With respect to how we considered the guidance in Questions 7, 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the FAQ) in determining the appropriateness of excluding impairment charges and deferred merger costs from adjusted funds from operations:
•	The impairment charges taken in 2004 were related to two single-purpose buildings with single tenants that had filed for bankruptcy and were no longer operating properties. We believe that impairment charges are not reasonably likely to occur within two years given the characteristics of the properties within our portfolio and the positive pricing trends in the real estate sector. Additionally, there have been no impairment charges in the two years prior to 2004.

•	The deferred merger charges in 2002, 2003 and 2004 are all the direct result of a single event that occurred in 1998 and that is not reasonably likely to recur within two years — the merger of the investment advisor with AmREIT. The terms of such merger were that our CEO, Kerr Taylor, would receive consideration, in the form of AmREIT common stock, for his sale of the investment advisor to us as AmREIT’s total equity capitalization increased. A maximum of 900,000 shares were to be issued to Mr. Taylor under this arrangement. In 2002, we issued our class B shares, and then in 2003 and 2004 issued our class C shares — both issuances increasing our total equity capitalization and both triggering payments as a result of the 1998 merger. Mr. Taylor received his final share payment in 2004 in full satisfaction of our obligation to him under this arrangement. In answering Question 8 of the FAQ which addresses elimination of items identified as “recurring”, the Staff notes that “Whether a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. Such measures more likely would be permissible if management reasonably believes it is probable that the financial impact of the item will disappear or become immaterial within a near-term finite period.” Additionally, in answering Question 9 of the FAQ which addresses the elimination of restructuring charges, the Staff indicates that a past pattern of such charges would make it difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. Our conclusion from reviewing the FAQ and considering our facts and circumstances is that it is appropriate for us to eliminate the deferred merger charges from adjusted funds from operations given the near-term finite period impacted, the fact that we have no past pattern of incurring these costs and that we do not expect to incur any such costs in the future.
Based on the foregoing, we believe that it is appropriate to exclude the impairment charge and the deferred merger charges from our adjusted funds from operations measure. We further believe that we have provided adequate disclosure in Note 2 to the Selected Financial Data table on p. 16 to allow the reader to reconcile from FFO to adjusted funds from operations and to understand the nature of such reconciling items.
2.	We note your presentation of dividends in excess of FFO on page 26. Your current presentation implies that dividends are based upon FFO rather than net income. Given that you are using FFO as a measure of your performance instead of a measure of your liquidity (i.e. ability to pay distributions), advise us how this presentation complies with the disclosure requirements under Item 10(e).
We believe FFO to be a measure of our performance. However, to avoid any confusion that may have resulted from this presentation, we will remove the measure of dividends in excess of FFO in future filings with the Commission.
3.	Please explain your accounting policies for commission revenue on capital transactions for the REIT and your related partnerships. In addition, please advise us how you considered the disclosure requirements in Rule 4-08(k) of Regulation S-X for commission and other revenues generated from related parties.
We recognize commission revenues from the sale of shares of the REIT as well as from sales of interests in our affiliated retail partnerships. These commissions are recognized as the shares or interests are sold. Additionally, we note that Rule 4-08(k) requires separate disclosure of such transactions on the face of the balance sheet, statement of operations or statement of cash flows. We present related party transactions separately in our balance sheet and have disclosure in our footnotes which addresses the nature and amount of related party transactions that we have entered into during the periods presented. In future filings with the Commission, however, we will present separate line items in the statements of operations or of cash flows for such related party revenues, and we will disclose our accounting policy for commission revenues.
4.	We note from your disclosure that you have not recognized compensation expense related to economic interests granted to certain employees. Please advise us your basis in GAAP for your accounting treatment. Clarify if the substance of these issues is more akin to the grant of a stock option, SAR or other equity interest and why. Also explain why you have not applied variable accounting to this arrangement.
We have certain employees that have been awarded a portion of AmREIT’s general partner back-end interest in two of our investee entities. These limited partnership entities were formed to develop, own, manage and hold property for investment, and AmREIT owns 100% of each of the general partners of these limited partnerships. Such interests vest at various times over a four-year period. These employees will receive compensation only if the investee’s performance triggers a ‘back-end interest’ payout to the general partner. Upon receipt of this ‘back-end interest’, the general partner will pay the employee a percentage of the amount received pursuant to their respective assignment agreements. In essence, this arrangement represents a profit sharing arrangement in that these employees are participating in any back-end interest that inures to AmREIT as the general partner. If there is no value to the back-end interest, then the employees will receive no compensation. The employees bear no portion of partnership losses. The value of these assigned interests cannot be determined or estimated at this time.
With respect to our basis in GAAP for such treatment, we note that neither APB No. 25 nor SFAS 123R are applicable to our arrangement because we have not awarded our own equity securities, but instead, have awarded a participating interest in two of our investee entities. We do not believe that this arrangement is akin to the grant of a stock option, SAR or other equity interest, primarily because such arrangements are typically awards on or linked to the registrant’s own stock and are not typically arrangements wherein the employee is participating in an entity’s potential future income stream. We believe that the arrangement is more akin to a profit sharing arrangement wherein compensation expense would not be recognized in the absence of profit recognition. We believe that variable plan accounting is not appropriate for this arrangement for the reasons cited above. As disclosed in the footnotes to our financial statements, our accounting policy is that we will recognize the compensation expense associated with this arrangement in the same period that we recognize the earnings from the related back-end interest. This policy results in the recognition of expense when profits have been earned which will be shared with employees.
In connection with our responses above, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the commission from taking any action with respect to the filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciated the Staff’s time in reviewing our aforementioned filings and in its careful consideration of our responses. You may contact Chad Braun at (713) 860-4924 or Brett Treadwell, Vice President — Finance, at (713) 860-4956 with any questions.
Sincerely,
Chad C. Braun
Chief Financial Officer